EXHIBIT 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

									Six Months
									Ended
	Fiscal Year Ended September 30,								April 1,
	2001		2002	2003	2004		2005		2006
Earnings
Earnings before provision for income taxes, minority interest and income from equity investees	$42,866		$(96,899)	$(56,479)	$30,068		$43,008		$23,148
Fixed charges	7,003		6,265	5,348	4,769		3,807		1,821
Minority interest in pretax (income) loss of subsidiaries that have not incurred fixed charges	(768)		(664)	6,811	278		240		—
Capitalized interest, net of amortization	(775)		15	183	183		(227)		(66)
Total earnings	$48,326		$(91,283)	$(44,137)	$35,298		$46,828		$24,903

Fixed charges
Interest expense, including amortization of debt issuance costs	$5,089		$5,315	$3,878	$3,138		$1,839		$821
Capitalized interest	775		140	—	—		410		178
Assumed interest element in rent*	1,139		810	1,470	1,631		1,558		822
Total fixed charges	$7,003		$6,265	$5,348	$4,769		$3,807		$1,821

Ratio of earnings to fixed charges	6.9	x			7.4	x	12.3	x	13.7	x

Deficiency in earnings available to cover fixed charges			$(97,548)	$(49,485)

* The interest element of rent is assumed to be approximately 23% of rent expense.